Item 77Q1(b)

Munder Growth Opportunities Fund: At the October 27, 2009 Special Meeting of the Board of Trustees of Munder Series Trust (MST), the Board approved the following resolutions relating to the name and investment strategy change for the Munder Growth Opportunities Fund:

      RESOLVED, that, sixty (60) days following notice to shareholders, by means of a sticker supplement to the prospectus for the Munder Internet Fund (Internet Fund), the name of the Internet Fund be, and hereby is, changed to the Munder Growth Opportunities Fund (Growth Opportunities Fund); and

      RESOLVED, that, sixty (60) days following notice to shareholders, by means of a sticker supplement to the prospectus for the Internet Fund, the changes in the investment strategies and 80% policy for the Internet Fund, as described in the sticker supplement for the Internet Fund included with these resolutions be, and hereby are, approved; and

      RESOLVED, that as of January 1, 2010 the breakpoints in the investment advisory fee for the Growth Opportunity Fund, as described in the Board materials provided to the Board members in connection with this Special Meeting, be and hereby are, approved; and

      RESOLVED, that the appropriate officers of MST be, and each hereby is, authorized to (i) file such sticker supplements and post-effective amendments to MSTs Registration Statement, (ii) amend Exhibit A of MSTs Declaration of Trust and other agreements applicable to the Internet Fund, (iii) execute such other documents, (iv) file copies of any and all documents with any and all appropriate public offices, (v) to pay all appropriate filing fees and other charges and expenses in connection therewith and (vi) to take such actions as may be necessary or appropriate to carry out the purposes and intent of the preceding resolutions, the execution and delivery of such documents or taking of such actions to be conclusive evidence of the Boards approval.

In addition, the following description of the changes in investment strategy was included in a Prospectus Supplement dated November 1, 2009, which was sent to all existing shareholders:

Important Notice Regarding Change in Investment Policy
Change of Name of the Munder Internet Fund to Munder
Growth Opportunities Fund

At a meeting held on October 28, 2009, the Board of Trustees of Munder Series Trust approved a change in name of the Munder Internet Fund to the Munder Growth Opportunities Fund (Fund) and certain changes to the Funds principal investment strategies, all to be effective on or about January 1, 2010. The Funds investment objective will remain unchanged. The Board also approved changes to the Funds investment advisory fee.

Although the Fund initially will not materially modify its portfolio, Munder Capital Management, the Funds advisor (Advisor), expects to broaden its investment universe by applying the same investment strategy it currently uses in selecting Internet related investments to select a broader range of investments that offer attractive growth opportunities. Nonetheless, the Advisor expects to continue to invest substantially in Internet related and information technology companies. In addition, the Fund will continue to be subject to a fundamental policy that the Fund will concentrate (i.e., invest at least 25% of its assets) in companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet related businesses.

1. Effective on or about January 1, 2010, the Fund hereby changes its name to the Munder Growth Opportunities Fund and amends the sections entitled Principal Investment Strategies and Principal Investment Risks beginning on page 2 of the Prospectus to read as follows:

PRINCIPAL INVESTMENT STRATEGIES
The advisor pursues long-term capital appreciation in the Fund by identifying secular growth trends and investing in equity securities (i.e., common stocks, preferred stocks, depositary receipts, convertible securities and rights and warrants) of companies the advisor believes will benefit from these trends.
In selecting individual securities for the Fund, the advisor employs a bottom-up analysis, which involves a thorough review of a companys products and services, competitive positioning, balance sheet and financial stability. In addition, the advisor attempts to identify and evaluate underlying growth drivers for each company and to arrive at a projected fair value for the company.
A substantial portion of the Funds investments will be in companies positioned to benefit from the secular growth of:
The Internet, including companies whose core business models are focused primarily on the Internet, companies that provide the hardware, services and software components that enable advancement or facilitate the usage of the Internet, and companies across a broad range of industries and sectors that utilize the Internet to enhance their business models; and Science and technology, including companies whose core business models are primarily focused on science and technology and companies that benefit from scientific or technological advances.
The Fund is subject to a fundamental policy, which cannot be changed without shareholder approval, to concentrate (i.e., invest at least 25% of its total assets) in securities of companies engaged in the research, design, development, manufacturing or distribution of products, processes or services for use with Internet related businesses. As a result of the foregoing strategies and fundamental policy, the Fund is likely to have a significant level of its investments within the information technology sector. The Fund may also invest in other sectors, industries and types of companies that the advisor believes exhibit attractive growth characteristics.
Although the Fund will primarily be invested in domestic securities, up to 25% of the Funds assets may be invested in foreign securities, including emerging market country securities. There is no limit on the market capitalization in which the Fund may invest; therefore, the Funds investments may include small, mid and large capitalization companies.
The Fund may lend securities with a value of up to 33 1/3% of the Funds total assets (including the loan collateral) to qualified institutions.



Munder Tax-Free Short Intermediate Bond Fund:
At the November 17, 2009 Regular Meeting of the Board of Trustees of Munder Series Trust (MST), the Board approved the following resolutions relating to the investment objective change for the Munder Tax-Free Short & Intermediate Bond Fund:

      RESOLVED, that, effective on January 1, 2010, the change to the Tax-Free Short & Intermediate Bond Funds investment objective as follows:
To protect capital while providing a competitive level of tax exempt income be, and hereby is, ratified and approved; and further
      RESOLVED, that the preparation and filing of supplements or amendments to any registration statement, and the making of any other federal or state filing, execution of documents and taking of such other actions by the appropriate officers of MST as may be necessary or appropriate to carry out the purposes and intents of the preceding resolutions be, and hereby are, ratified and approved.
In addition, the following description of the change in the investment objective was included in the Prospectus and Summary Prospectus, each dated October 31, 2009:

INVESTMENT OBJECTIVE
Until January 1, 2010, the Funds investment objective is to provide a competitive level of current interest income exempt from regular federal income taxes and a total return which, over time, exceeds the return provided by tax-free money market instruments. Its secondary objective is preservation of capital. After that date, the Funds investment objective will be to protect capital while providing a competitive level of tax exempt income.